SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

AMERICAN SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

029683109

(CUSIP Number)

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 029683109
(1)	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas L. Newberry
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power -0-
	(6)	Shared voting power 3,255,421 (1)
	(7)	Sole dispositive power 1,013,834 (2)
	(8)	Shared dispositive power -0-

(1)	Includes: (A) 895,499 shares of Class B Common Stock (convertible into Class A Common Stock on a share for share basis) in the name of Thomas L. Newberry; (B) 11,335 shares of Class A Common Stock as to which Dr. Newberry beneficially holds sole dispositive power; (C) 107,000 shares of Class A Common Stock subject to stock options exercisable within 60 days in the name of Dr. Newberry; (D) 1,981,587 shares of Class B Common Stock (convertible into Class A Common Stock on a share for share basis) in the name of James C. Edenfield; (E) 200,000 shares of Class A Common Stock subject to stock options exercisable within 60 days in the name of Mr. Edenfield; and (F) 60,000 shares of Class A Common Stock held by a foundation as to which Mr. Edenfield and his wife share voting and dispositive power. Dr. Newberry and Mr. Edenfield, acting as a group, share voting power with respect to all shares beneficially held by them because they have established a practice of consulting with each other regarding the voting of such shares.
(2)	Consists of 895,499 shares of Class B Common Stock (convertible into Class A Common Stock on a share for share basis), 11,335 shares of Class A Common Stock and 107,000 shares of Class A Common Stock subject to stock options exercisable within 60 days, in the name of Thomas L. Newberry.

(9)	Aggregate amount beneficially owned by each reporting person 3,255,421 (1)
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.7%
(12)	Type of reporting person (see instructions) IN

ITEM 1.

(a)	Name of issuer: American Software, Inc.

(b)	Address of issuer’s principal executive offices or, if none, residence:

470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

ITEM 2.

(a)	Name of person filing: Thomas L. Newberry

(b)	Address of principal business office or, if none, residence:

390 West Paces Ferry Road, N.W.
Atlanta, Georgia 30305

(c)	Citizenship: United States

(d)	Title of class of securities: Class A Common Stock, $.10 par value

(e)	CUSIP No.: 029683109

(1)	See footnote (1) on page 2.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned: 3,255,421 shares (1)

(b)	Percent of class: 12.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0- shares

(ii)	Shared power to vote or to direct the vote: 3,255,421 shares (1)

(iii)	Sole power to dispose or to direct the disposition of:
1,013,834 shares (2)

(iv)	Shared power to dispose or to direct the disposition of:
-0- shares

(1)	See footnote (1) on page 2
(2)	See footnote (2) on page 2.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Reporting Person and James C. Edenfield

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATIONS

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010

/s/ Thomas L. Newberry
Thomas L. Newberry